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VIA EDGAR

confidential

October 19, 2023

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Sir/Madam,

Logistic Properties of the Americas

Confidential Submission of Draft Registration Statement on Form F-4

On behalf of our client, Logistic Properties of the Americas, a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are hereby submitting a draft registration statement on Form F-4 (the “Draft Registration Statement”) with respect to the issuance of the Company’s ordinary shares, par value $0.0001 per share, in connection with the proposed business combination transactions (the “Business Combination”) contemplated under that certain business combination agreement dated as of August 15, 2023 by and among two, a Cayman Islands exempted company with limited liability (“TWOA”), LatAm Logistic Properties S.A., a company incorporated under the laws of Panama (“LLP”), and by a joinder agreement, each of the Company and Logistic Properties of the Americas Subco, a Cayman Islands exempted company and a wholly-owned subsidiary of the Company.

This Draft Registration Statement includes a draft notice of meeting and a draft preliminary proxy statement under Section 14(a) of the Securities and Exchange Act of 1934, as amended, with respect to the extraordinary general meeting of the shareholders of TWOA at which the shareholders of TWOA will be asked to consider and vote upon proposals to approve the Business Combination and other related matters.

The Company undertakes that it will publicly file its registration statement and nonpublic draft submissions at least 15 days prior to the anticipated effective date of the registration statement for the listing of the ordinary shares on a national securities exchange.

The Draft Registration Statement is submitted via EDGAR to the Securities and Exchange Commission for confidential non-public review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company confirms that it is an “Emerging Growth Company” as defined in Section 2(a) of the Securities Act of 1993, as amended (the “Securities Act”), as modified by the JOBS Act, and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act.

Pursuant to the applicable provisions of the Fixing America’s Surface Transportation Act, the Company is omitting from the draft registration statement LLP’s unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2023 because they relate to historical periods that the Company believes will not be required to be included in the accompanying proxy statement and prospectus at the time the Company first files the registration statement publicly. The Company intends to amend this draft registration statement to include LLP’s unaudited condensed consolidated financial statements as of and for the nine months ended September 30, 2023 on or prior to the date of such public filing as required by the applicable provisions of Form F-4 under the Securities Act.

If you have any questions regarding the Draft Registration Statement, please contact the undersigned by phone at +1 212 626 4462 or via e-mail at joy.gallup@bakermckenzie.com.

Very truly yours,

/s/ Joy K. Gallup

Joy K. Gallup

Baker & McKenzie LLP

Baker & McKenzie LLP is a member of Baker & McKenzie International.

Cc:	José Ramón Ramírez
Director
Logistic Properties of the Americas

Esteban Saldarriaga
Chief Executive Officer
LatAm Logistic Properties, S.A.

Thomas D. Hennessy
Chief Executive Officer
two

Joy K. Gallup
Partner
Baker & McKenzie LLP

Michael L. Fitzgerald
Partner
Baker & McKenzie LLP

Joshua N. Englard
Partner
Ellenoff Grossman & Schole LLP

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